Mail Stop 6010
Via Facsimile and U.S. Mail

June 5, 2006

Danny L. Hale
Vice President and
Chief Financial Officer
The Allstate Corporation
2775 Sander Road
Northbrook, IL 60062

Re: The Allstate Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed February 23, 2006
File No. 1-11840

Dear Mr. Hale:

We have reviewed your May 25, 2006 response to our letter dated May 12, 2006 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Reserve for Property-Liability Insurance Claims and Claims Expense Estimation

1.   We have read your proposed disclosures in response to our comment 1. Please provide us the following additional information, in disclosure-type format, which we believe enhances the proposed disclosures provided in your response:

a. At the bottom of page 3 of your response letter, you disclose that re-estimates occur because actual losses are different than that predicted by the estimated development factor used in prior reserve estimates. Please disclose how accurate the estimated development factor has been by discussing the reasons for the changes to the development factor and quantifying by how much the development factor has changed for each year presented.

b. We refer to page 6 under the caption, "*Potential Reserve Estimate Variability*" where you discuss the "most likely outcome" of variability of your loss reserves to be plus or minus 4%. Please revise the disclosure to indicate, if true, whether this represents a reasonably likely outcome and to quantify the effect that each of the key assumptions (i.e. claim counts, claim severities, and development factors) has on the 4% variability in order to provide investors more insight into this variability.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant